UNITED STATES

SECURITIES AND EXCHANGE COMMISISION

WASHINGTON, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Signature	27

Index to Exhibit	28

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Ameren Corporation Savings Investment Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ameren Corporation Savings Investment Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2023, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, and Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of Ameren Corporation Savings Investment Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan’s auditor since 2014.

Oak Brook, Illinois

June 25, 2024

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets
Investments, at fair value	$2,660,380,131	$2,379,255,100
Investments, at contract value	279,508,796	328,518,911

Total investments	2,939,888,927	2,707,774,011

Cash	—	1,983,082
Receivables
Notes receivable from participants	36,881,734	35,305,902
Participant contributions	2,720,436	1,860,109
Employer contributions	3,784,417	2,314,955
Dividends and interest	523,195	368,031
Due from brokers for securities sold	8,276,643	8,464,916

Total receivables	52,186,425	48,313,913

Total assets	2,992,075,352	2,758,071,006

Liabilities
Accrued expenses	587,828	728,617
Due to brokers for securities purchased	6,884,077	2,246,149

Total liabilities	7,471,905	2,974,766

Net assets available for benefits	$2,984,603,447	$2,755,096,240

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2023 and 2022

	2023	2022
Additions:
Investment Income
Interest and dividends	$30,560,809	$24,044,247
Net appreciation in fair value of investments	319,654,369	—

Total income	350,215,178	24,044,247
Interest on notes receivable from participants	1,891,143	1,456,509
Participant contributions	135,285,765	115,827,089
Employer contributions	55,018,432	42,404,368

Total additions	542,410,518	183,732,213

Deductions:
Net depreciation in fair value of investments	—	478,127,514
Benefits paid to participants	309,385,348	258,158,886
Administrative expenses	3,517,963	3,698,098

Total deductions	312,903,311	739,984,498

Net increase / (decrease)	229,507,207	(556,252,285)
Net assets available for benefits
Beginning of year	2,755,096,240	3,311,348,525

End of year	$2,984,603,447	$2,755,096,240

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Summary Plan Document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the opportunity to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Ameren Administrative Committee has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company (“Fidelity”), as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate in the Plan upon employment. Part-time or temporary employees are eligible to participate in the Plan upon completion of a year of service with at least 1,000 hours of service or effective January 1, 2021, if they complete three consecutive 12-month periods of service, each with at least 500 hours of service.

Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment, they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the Participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contributions depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full match.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

The Plan permits annual “catch-up” contributions for all employees age 50 and older. For eligible employees, the additional “catch-up” contributions were limited to $7,500 and $6,500 in 2023 and 2022, respectively. The Company does not match “catch-up” contributions.

The Plan permits the Company to make an Additional Company Contribution for contract employees in compliance with a collective bargaining agreement with the specific union representing the Participants. Additional Company Contributions will always be 100% vested and nonforfeitable, and will otherwise be subject to the same distribution, loan and withdrawal restrictions as apply to Employer Basic Matching Contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including the Ameren Stock Fund. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund. Participant contributions and Employer Basic Matching Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Employer Additional Matching Contributions invested in the Ameren Stock Fund, may be immediately reallocated to any of the other investment options available under the Plan at the participants’ discretion. Investment elections may be changed daily.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s matching contributions and (b) Plan earnings. Each Participant’s account is charged with benefits paid, and an allocation of (a) Plan losses and (b) administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan.

The Plan imposes certain restrictions on participant directed investments into the Ameren Stock Fund. Allocations (other than the Employee Additional Matching Contributions) to the Ameren Stock Fund are limited to 20 percent for both contributions and existing balances. No more than 20 percent of contributions other than the Employee Additional Matching Contributions may be directed to the Ameren Stock Fund or, if rebalancing, the Ameren Stock Fund balance cannot exceed 20 percent of a participant’s total account balance. If a participant’s investments in the Ameren Stock Fund remains above 20 percent of his or her total account balance since September 1, 2019 (effective date of the restriction), then additional exchanges into the Ameren Stock Fund will not be permitted.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. As of December 31, 2023 and 2022, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

Vesting

The amounts in Participants’ accounts, including Company contributions, are always fully vested.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock.

Effective for Participants who reach age 72 in 2022, the Plan began making required minimum distributions (“RMD”) no later than April 1, 2023. On December 29, 2022, The Consolidated Appropriations Act of 2023 was enacted into law. The Act includes the retirement provisions referred to as SECURE 2.0. Beginning in 2023, the SECURE 2.0 Act raised the age that a participant must begin taking RMDs to age 73. Effective for Participants who reached age 72 in 2023 the Plan will begin making RMDs no later than April 1, 2025.

Participants may withdraw certain contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2023 and 2022. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and less administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately managed accounts (versus commingled funds). Also, revenue sharing payments that Fidelity receives from mutual funds are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market, and credit risks, which includes global events such as pandemics. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 10% and 13% of investments at December 31, 2023 and 2022, respectively.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

3.	Fair Value Measurements

The authoritative guidance issued by the Financial Accounting Standards Board (the “FASB”) regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2023 or 2022.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2023.

•	Common stocks: Valued at the closing price reported on the U.S. active markets on which the individual securities are traded (Level 1 inputs).

•	American depositary receipts (ADRs): Valued at the closing price reported on U.S. active markets on which the individual securities are traded (Level 1 inputs).

•	Preferred stocks: Valued at the closing price reported on U.S. active markets on which the individual securities are traded (Level 1 inputs).

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

•

Collective trust funds: The fair values of participation units held in collective trusts are based on the Net Asset Value (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted daily and are executed at NAV as a practical expedient. The objective of the SSGA Short Term Investment Fund (value of $4,483,972 at December 31, 2023 and $7,548,328 at December 31, 2022) is to provide safety of principal, daily liquidity, and a competitive yield over the long term. The fund is invested in corporate bonds & notes, U.S. government agency obligations, short term instruments, and repurchase agreements. Units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV, the fund trustee has the sole discretion to direct that the units be issued or redeemed at the fair value-based NAV until the disparity is deemed to be immaterial.

•

Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2023:

	Quoted Prices	Significant	Measured
	In Active	Other	at Net Asset
	Markets for	Observable	Value as a
	Identified Assets	Inputs	Practical
	(Level 1)	(Level 2)	Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$288,332,049	$—	$—	$288,332,049
Common stocks-other than Plan sponsor stock	344,927,850	—	—	344,927,850
American depositary receipts (ADRs)	9,241,304	—	—	9,241,304
Preferred stocks	191,406	—	—	191,406
Collective trust funds	—	—	1,820,750,969	1,820,750,969
Mutual funds	196,936,553	—	—	196,936,553

Total assets reported at fair value	$839,629,162	$—	$1,820,750,969	$2,660,380,131

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2022:

	Quoted Prices	Significant	Measured
	In Active	Other	at Net Asset
	Markets for	Observable	Value as a
	Identified Assets	Inputs	Practical
	(Level 1)	(Level 2)	Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$357,922,651	$—	$—	$357,922,651
Common stocks-other than Plan sponsor stock	301,111,632	—	—	301,111,632
American depositary receipts (ADRs)	4,997,766	—	—	4,997,766
Collective trust funds	—	—	1,568,775,479	1,568,775,479
Mutual funds	146,447,572	—	—	146,447,572

Total assets reported at fair value	$810,479,621	$—	$1,568,775,479	$2,379,255,100

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

4.	Fully Benefit-Responsive Investment Contracts

The Plan holds investments in a separately managed stable value account that is managed by Galliard Capital Management. The separately managed account holds (1) an investment in the Short-Term Investment Fund II (SEI Trust Company sponsored CIT), and (2) a portfolio of investment contracts, valued at $279,508,796 and $328,518,911 at December 31, 2023 and 2022, respectively. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and less administrative expenses.

The investment contracts (also referred to herein as “wrapper contracts”) are issued by the following insurance companies (also referred to herein as “contract issuer(s)”):

•	American General Life Insurance Company (“AGL”)

•	Transamerica Life Insurance Company (“Transamerica”)

•	Voya Retirement Insurance and Annuity Company (“Voya”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Tower Life Insurance Company (“Met Life”)

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

As of December 31, 2023 and 2022, the underlying investments of the AGL, Mass Mutual, Transamerica, Voya, and Met Life contracts are holdings in collective trust funds. The investment contracts include wrapper contracts, which are agreements for the contract issuer to make payments to the Plan under certain circumstances. The wrapper contracts typically include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts are designed to accrue interest based on crediting rates calculated under the terms of the wrapper contracts, and also provide a guarantee that the crediting rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance are passed through to the Plan through adjustments to future wrapper contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value of the underlying assets and the contract value. Crediting rates are reset at least quarterly.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals may be paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the stable value account, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the stable value account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the stable value account or participating plans;

•	the delivery of any communication to Participants designed to influence a Participant’s decision to stop investing in this investment option; and

•	the addition of an Asset Allocation or Managed Account service without prior approval of the contract issuer, or a material change in such service.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

No events are probable of occurring that might limit the ability of the Plan to transact at contract value on behalf of the Participants.

These investment contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the investment contract if the contract value or the fair value of the underlying portfolio equals zero. The contract issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination and termination was caused by certain events including fraud or misconduct related to the investment contracts, such as material misrepresentations. In addition, if the Plan defaults in its obligations under the investment contract (including the contract issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the investment contract, then the investment contract may be terminated by the contract issuer and the Plan will receive the fair value as of the date of termination.

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2023, the Plan held 3,985,790 shares of Company common stock with a cost and fair value of $202,713,109 and $288,332,049, respectively. During 2023, the Plan purchased 175,814 shares at a cost of $13,887,962 and sold 215,245 shares valued at $17,904,146.

At December 31, 2022, the Plan held 4,025,221 shares of Company common stock with a cost and fair value of $199,623,879 and $357,922,651, respectively. During 2022, the Plan purchased 151,755 shares at a cost of $13,361,691 and sold 184,390 shares valued at $16,408,589.

For the year ended December 31, 2023, dividend income and realized gains from the sale of Company common stock was $10,013,775 and $7,105,414, respectively. For the year ended December 31, 2022, dividend income and realized gains from the sale of Company common stock was $9,454,690 and $7,440,583, respectively.

At December 31, 2023 and December 31, 2022, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping, trust services, and advisory services were $1,449,642 and $1,412,327 for the years ended December 31, 2023 and December 31, 2022, respectively.

Fees paid to and investments issued by various Plan investment managers or affiliates of Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2023 and 2022:

	2023	2022
Net assets available for benefits per the financial statements	$2,984,603,447	$2,755,096,240
Amounts allocated to deemed distributions of notes receivable from Participants	(2,257,271)	(2,109,543)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(18,337,058)	(24,976,221)

Net assets available for benefits per the Form 5500	$2,964,009,118	$2,728,010,476

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2023:

Net increase in net assets available for benefits per the financial statements	$229,507,207
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	(18,337,058)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	24,976,221
Net decrease in defaulted notes receivable from Participants	5,562
Interest income of defaulted notes receivable from Participants	(153,290)

Total net income per the Form 5500	$235,998,642

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2023 and 2022

7.	Federal Income Tax Status

The Company obtained a determination letter dated January 12, 2018, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.

8.	Subsequent Events

There were no subsequent events identified through June 25, 2024, the date the financial statements were issued.

Ameren Corporation Savings Investment Plan

SCHEDULE G, PART III - Schedule of Nonexempt Transactions

Year Ended December 31, 2023

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction including maturity date, rate of interest, collateral, par or maturity value	Current value of asset	Net gain (loss) on each transaction
Fidelity Investments Institutional	Service Provider	Excess compensation paid for recordkeeping services for 2023 plan year was $216,950 - VFCP filed	$216,950	$15,175

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2023

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption (PTE) 2002-51
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 2,710	$—	$—	$2,710	$—

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund		$4,483,972.32

	Total Interest-bearing Cash			4,483,972.32

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund		119,522,671.99
*	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund		52,272,928.33
*	Pacific Investment Management Company	PIMCO Income Institutional Fund		22,813,357.49
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio		2,327,595.24

	Total Mutual Funds			196,936,553.05

	Collective Investment Trusts
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund W		63,232,455.54
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2025 Fund W		87,367,293.82
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund W		130,092,298.26
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund W		95,764,730.46
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund W		101,811,765.54
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund W		109,645,917.85
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund W		107,145,763.78
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund W		76,540,597.63
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund W		32,920,910.24
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2065 Fund W		8,751,379.61
*	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund F		431,251,813.07
*	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Index Fund F		174,713,269.70
*	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund F		77,440,086.78
*	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund F		55,710,804.50
*	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M		22,301,676.18
*	SEI Trust Company	Galliard Short Core Fund F		110,512,293.00
*	SEI Trust Company	Galliard Intermediate Core Fund L		150,659,445.00
*	SEI Trust Company	Short-Term Investment Fund II		12,699,794.00
*	Robeco Trust Company	Boston Partners Large Cap Value Equity Fund E		104,963,293.23
*	Hand Benefits and Trust Company	Snyder Capital Small/Mid Cap Value Fund R1		55,678,381.03
*	Wellington Management Company LLP	Wellington CIF II Core Plus Bond Portfolio		68,234,764.94

	Total Collective Investment Trusts			2,077,438,734.16

	Common Stocks
*	AMEREN CORPORATION	3,985,790 Shares		288,332,048.60
	ADOBE INC	4,211.0000 Shares		2,512,282.60
	ADVANCED MICRO DEVICES IN	26,776.0000 Shares		3,947,050.16
	AIRBNB INC CLASS A	7,191.0000 Shares		978,982.74
	ALPHABET INC CL C	23,075.0000 Shares		3,251,959.75
	ALPHABET INC CL A	23,281.0000 Shares		3,252,122.89
	AMAZON.COM INC	52,244.0000 Shares		7,937,953.36
	AMERICAN TOWER CORP	5,825.0000 Shares		1,257,501.00
	APPLE INC	26,211.0000 Shares		5,046,403.83
	ARM HLDGS LTD	6,635.0000 Shares		498,587.08
	ASTRAZENECA PLC SPONS ADR	17,690.0000 Shares		1,191,421.50
	BOEING CO	4,018.0000 Shares		1,047,331.88
	BROADCOM INC	977.0000 Shares		1,090,576.25
	CADENCE DESIGN SYS INC	4,495.0000 Shares		1,224,303.15
	CHIPOTLE MEXICAN GRILL IN	314.0000 Shares		718,105.44
	COSTCO WHOLESALE CORP	2,951.0000 Shares		1,947,896.08
	CROWDSTRIKE HLDGS INC	5,569.0000 Shares		1,421,877.08
	META PLATFORMS INC CL A	10,247.0000 Shares		3,627,028.12
	GOLDMAN SACHS GROUP INC	1,868.0000 Shares		720,618.36

(d) cost: Investment is participant directed, therefore historical cost is not required.	18

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003
(a) (b)	(c)	(d)	(e)
Identity of issue, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
L’OREAL SA ORD	2,193.0000 Shares		1,091,006.68
HOME DEPOT INC	5,413.0000 Shares		1,875,875.15
HUBSPOT INC	956.0000 Shares		554,996.24
INTUITIVE SURGICAL INC	5,385.0000 Shares		1,816,683.60
KEYSIGHT TECH INC	3,296.0000 Shares		524,360.64
LVMH MOET HENNESSY ADR	4,981.0000 Shares		809,163.45
ELI LILLY & CO	6,520.0000 Shares		3,800,638.40
LULULEMON ATHLETICA INC	3,766.0000 Shares		1,925,518.14
MARRIOTT INTL INC A	4,754.0000 Shares		1,072,074.54
MASTERCARD INC CL A	6,718.0000 Shares		2,865,294.18
MERCADOLIBRE INC	871.0000 Shares		1,368,811.34
MICROSOFT CORP	19,151.0000 Shares		7,201,542.04
MONGODB INC CL A	2,803.0000 Shares		1,146,006.55
MOODYS CORP	2,811.0000 Shares		1,097,864.16
NETFLIX INC	4,817.0000 Shares		2,345,300.96
NIKE INC CL B	11,982.0000 Shares		1,300,885.74
NOVO-NORDISK AS CL B ADR	20,531.0000 Shares		2,123,931.95
NVIDIA CORP	12,661.0000 Shares		6,269,980.42
O’REILLY AUTOMOTIVE INC	954.0000 Shares		906,376.32
PALO ALTO NETWORKS INC	1,027.0000 Shares		302,841.76
SALESFORCE INC	9,615.0000 Shares		2,530,091.10
SVCSNOW INC	2,707.0000 Shares		1,912,468.43
SNOWFLAKE INC CL A	7,113.0000 Shares		1,415,487.00
TJX COMPANIES INC NEW	12,645.0000 Shares		1,186,227.45
TESLA INC	14,554.0000 Shares		3,616,377.92
TRADE DESK INC	13,547.0000 Shares		974,842.12
UBER TECH INC	33,794.0000 Shares		2,080,696.58
UNITEDHEALTH GROUP INC	3,324.0000 Shares		1,749,986.28
VERTEX PHARMACEUTICALS IN	3,543.0000 Shares		1,441,611.27
VISA INC CL A	11,750.0000 Shares		3,059,112.50
ASML HLDG NV (NY REG SHS)	1,273.0000 Shares		963,559.16
AFFILIATED MANAGERS GRP I	10,082.0000 Shares		1,526,616.44
AIR LEASE CORP CL A	27,323.0000 Shares		1,145,926.62
BREAD FIN HLDGS	13,214.0000 Shares		435,269.16
AMERIPRISE FIN INC	12,468.0000 Shares		4,735,720.44
ARROW ELECTRONICS INC	17,405.0000 Shares		2,127,761.25
ASSURANT INC	12,343.0000 Shares		2,079,672.07
BERRY GLOBAL GROUP INC	33,120.0000 Shares		2,231,956.80
BROADCOM INC	4,292.0000 Shares		4,790,945.00
CIGNA GROUP (THE)	11,966.0000 Shares		3,583,218.70
CELANESE CORP	20,074.0000 Shares		3,118,897.38
CENTENE CORP	42,162.0000 Shares		3,128,842.02
CONCENTRIX CORP	10,736.0000 Shares		1,054,382.56
FLEX LTD	105,589.0000 Shares		3,216,240.94
EBAY INC	56,466.0000 Shares		2,463,046.92
EXPEDIA INC	25,214.0000 Shares		3,827,233.06
F5 INC	12,850.0000 Shares		2,299,893.00
FIDELITY NATL INFORM SVCS	71,554.0000 Shares		4,298,248.78
GLOBAL PAYMENTS INC	28,122.0000 Shares		3,571,494.00
HCA HEALTHCARE INC	10,120.0000 Shares		2,739,281.60
LEAR CORP NEW	12,118.0000 Shares		1,711,182.78
LITHIA MOTORS INC CL A	5,391.0000 Shares		1,775,148.48
NRG ENERGY INC	49,627.0000 Shares		2,565,715.90
GEN DIGITAL INC	115,681.0000 Shares		2,639,840.42
PRIMERICA INC	7,694.0000 Shares		1,583,117.44
TD SYNNEX CORP	11,947.0000 Shares		1,285,616.67

(d) cost: Investment is participant directed, therefore historical cost is not required.	19

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003
(a) (b)	(c)	(d)	(e)
Identity of issue, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
UBER TECH INC	86,432.0000 Shares		5,321,618.24
UNITED RENTALS INC	10,142.0000 Shares		5,815,625.64
WESCO INTL INC	10,724.0000 Shares		1,864,689.12
WHIRLPOOL CORP	13,166.0000 Shares		1,603,223.82
AERCAP HLDGS NV	35,357.0000 Shares		2,627,732.24
SUNCOR ENERGY INC	102,983.0000 Shares		3,299,575.32
ADIENT PLC	21,884.0000 Shares		795,702.24
LIBERTY GLOBAL LTD C	95,317.0000 Shares		1,776,708.88
AGCO CORP	2,657.0000 Shares		322,586.37
AES CORP	8,813.0000 Shares		169,650.25
AMN HEALTHCARE SVCS INC	3,846.0000 Shares		287,988.48
ACUITY BRANDS INC	2,064.0000 Shares		422,769.12
ALIGHT INC CL A	35,024.0000 Shares		298,754.72
ALLISON TRANSMISSION HLDG	7,021.0000 Shares		408,271.15
AMEDISYS INC	1,718.0000 Shares		163,313.08
AMERIS BANCORP	4,286.0000 Shares		227,372.30
AMKOR TECH INC	7,878.0000 Shares		262,101.06
APPLOVIN CORP	6,292.0000 Shares		250,736.20
ARRAY TECH INC	13,202.0000 Shares		221,793.60
ARROW ELECTRONICS INC	2,089.0000 Shares		255,380.25
ASHLAND INC	3,465.0000 Shares		292,134.15
ASSURANT INC	1,370.0000 Shares		230,831.30
ATKORE INC	2,440.0000 Shares		390,400.00
AVANTOR INC	12,881.0000 Shares		294,073.23
AVNET INC	5,709.0000 Shares		287,733.60
BEACON ROOFING SUPPLY INC	6,972.0000 Shares		606,703.44
BELDEN INC	1,986.0000 Shares		153,418.50
BELLRING BRANDS INC	6,299.0000 Shares		349,153.57
BERKLEY (WR) CORP	2,375.0000 Shares		167,960.00
BERKSHIRE HILLS BANCORP I	4,368.0000 Shares		108,457.44
BGC GROUP INC A	42,938.0000 Shares		310,012.36
BLOOMIN BRANDS INC	8,118.0000 Shares		228,521.70
BLUE OWL CAPITAL INC A	12,534.0000 Shares		186,756.60
BOWLERO CORP A	32,943.0000 Shares		466,472.88
BOYD GAMING CORP	6,668.0000 Shares		417,483.48
BRADY CORPORATION CL A	4,589.0000 Shares		269,328.41
BRINKER INTL INC	4,699.0000 Shares		202,902.82
BRINKS CO	9,438.0000 Shares		830,072.10
BUCKLE INC (THE)	4,400.0000 Shares		209,088.00
BUILDERS FIRSTSOURCE	1,521.0000 Shares		253,915.74
CBOE GLOBAL MARKETS INC	2,144.0000 Shares		382,832.64
CACTUS INC CL A	3,633.0000 Shares		164,938.20
CALERES INC	6,021.0000 Shares		185,025.33
TOPGOLF CALLAWAY BRANDS C	14,076.0000 Shares		201,849.84
CARLISLE COS INC	767.0000 Shares		239,633.81
CARS.COM INC	11,040.0000 Shares		209,428.80
CATALYST PHARMACEUTICALS	13,153.0000 Shares		221,101.93
CHAMPIONX CORP	6,379.0000 Shares		186,330.59
CHEMED CORP	273.0000 Shares		159,636.75
CIENA CORP	6,009.0000 Shares		270,465.09
CLEARFIELD INC	8,081.0000 Shares		234,995.48
COHERENT CORP	4,989.0000 Shares		217,171.17
CONCENTRIX CORP	3,927.0000 Shares		385,670.67
CHECK POINT SOFTWARE TECH	3,591.0000 Shares		548,668.89
CORECIVIC INC	23,981.0000 Shares		348,443.93
QUIDELORTHO CORP	2,116.0000 Shares		155,949.20

(d) cost: Investment is participant directed, therefore historical cost is not required.	20

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003
(a) (b)	(c)	(d)	(e)
Identity of issue, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
COUSINS PROPERTIES INC	6,224.0000 Shares		151,554.40
CURTISS WRIGHT CORPORATIO	2,260.0000 Shares		503,505.40
WHITE MOUNTAINS INS GROUP	160.0000 Shares		240,801.60
FLEX LTD	18,294.0000 Shares		557,235.24
DAVE & BUSTERS ENTMT INC	4,707.0000 Shares		253,471.95
DIME COMMUNITY BANCSHARES	5,650.0000 Shares		152,154.50
EVEREST GROUP LTD	1,102.0000 Shares		389,645.16
METHANEX CORP	3,584.0000 Shares		169,738.24
DROPBOX INC CL A	9,651.0000 Shares		284,511.48
DUN & BRADSTREET HLDGS IN	19,295.0000 Shares		225,751.50
AXIS CAPITAL HLDGS LTD	5,938.0000 Shares		328,787.06
RENAISSANCERE HLDGS LTD	1,625.0000 Shares		318,500.00
EAST WEST BANCORP INC	7,831.0000 Shares		563,440.45
ECOVYST INC	27,763.0000 Shares		271,244.51
EMCOR GROUP INC	2,104.0000 Shares		453,264.72
ENACT HLDGS INC	6,156.0000 Shares		177,846.84
ENERSYS INC	3,648.0000 Shares		368,302.08
ESSEX PROPERTY TR INC	847.0000 Shares		210,005.18
EVERCORE INC A	2,704.0000 Shares		462,519.20
EXPEDIA INC	1,533.0000 Shares		232,694.07
EXTREME NETWORKS INC	13,791.0000 Shares		243,273.24
FMC CORP NEW	3,061.0000 Shares		192,996.05
FTI CONSULTING INC	2,767.0000 Shares		551,048.05
FEDERAL AGRI MTG NON VTG	2,967.0000 Shares		567,349.74
FIRST ADVANTAGE CORP	17,633.0000 Shares		292,178.81
FIRST CITIZENS BANCSHARES	107.0000 Shares		151,829.79
FIRST MERCHANTS CORP	5,930.0000 Shares		219,884.40
FIRSTCASH HLDGS INC	4,689.0000 Shares		508,240.71
FORTREA HLDGS INC	9,155.0000 Shares		319,509.50
FRONTDOOR INC	9,514.0000 Shares		335,083.08
GRANITE CONSTRUCTION INC	6,632.0000 Shares		337,303.52
GRAPHIC PACKAGING HLDGS C	14,396.0000 Shares		354,861.40
HF SINCLAIR CORP	3,952.0000 Shares		219,612.64
HAEMONETICS CORP MASS	6,273.0000 Shares		536,404.23
HALOZYME THERAPEUTICS INC	4,704.0000 Shares		173,859.84
HANCOCK WHITNEY CORP	5,775.0000 Shares		280,607.25
HERITAGE COMMERCE CORP	19,616.0000 Shares		194,590.72
HUB GROUP INC CL A	2,451.0000 Shares		225,344.94
HUNTINGTON BANCSHARES INC	24,387.0000 Shares		310,202.64
INGREDION INC	2,617.0000 Shares		284,023.01
INSIGHT ENTERPRISES INC	1,155.0000 Shares		204,654.45
INTERDIGITAL INC	3,968.0000 Shares		430,686.72
INTERPUBLIC GROUP OF COS	9,618.0000 Shares		313,931.52
JABIL INC	2,124.0000 Shares		270,597.60
JACOBS SOLUTIONS INC	2,462.0000 Shares		319,567.60
JEFFERIES FIN GROUP INC	5,754.0000 Shares		232,519.14
JUNIPER NETWORKS INC	6,703.0000 Shares		197,604.44
KOSMOS ENERGY LTD	31,266.0000 Shares		209,794.86
LKQ CORP	2,564.0000 Shares		122,533.56
LCI INDU	2,348.0000 Shares		295,167.08
LPL FINL HLDGS INC	1,375.0000 Shares		312,977.50
LAMAR ADVERTISING CO CL A	2,507.0000 Shares		266,443.96
LAMB WESTON HLDGS INC	2,485.0000 Shares		268,603.65
LANDSTAR SYS INC	629.0000 Shares		121,805.85
LANTHEUS HLDGS INC	5,097.0000 Shares		316,014.00
LAUREATE EDUCATION INC	42,922.0000 Shares		588,460.62

(d) cost: Investment is participant directed, therefore historical cost is not required.	21

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003
(a) (b)	(c)	(d)	(e)
Identity of issue, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
LEGALZOOM.COM INC	31,821.0000 Shares		359,577.30
LEONARDO DRS INC	17,673.0000 Shares		354,166.92
LITHIA MOTORS INC CL A	2,160.0000 Shares		711,244.80
LIVE NATION ENTERTAINMENT	1,875.0000 Shares		175,500.00
MGM RESORTS INTL	5,000.0000 Shares		223,400.00
STEVEN MADDEN LTD	12,119.0000 Shares		508,998.00
MASONITE WORLDWIDE HLDGS	3,104.0000 Shares		262,784.64
MATCH GROUP INC	5,252.0000 Shares		191,698.00
PEDIATRIX MEDICAL GROUP I	12,433.0000 Shares		115,626.90
MIDDLEBY CORP	1,353.0000 Shares		199,121.01
MOLINA HEALTHCARE INC	778.0000 Shares		281,099.18
MOLSON COORS BEVERAGE CO	2,828.0000 Shares		173,101.88
NCR VOYIX CORP	8,575.0000 Shares		145,003.25
NCR ATLEOS CORP	4,288.0000 Shares		104,155.52
NETAPP INC	3,522.0000 Shares		310,499.52
NEW JERSEY RESOURCES CORP	2,485.0000 Shares		110,781.30
NEXSTAR MEDIA GROUP INC	3,084.0000 Shares		483,417.00
NISOURCE INC	8,390.0000 Shares		222,754.50
GEN DIGITAL INC	19,393.0000 Shares		442,548.26
NOW INC	12,788.0000 Shares		144,760.16
OLD NATIONAL BANCORP (IND	20,498.0000 Shares		346,211.22
PAR PACIFIC HLDGS INC	10,257.0000 Shares		373,047.09
PATTERSON-UTI ENERGY INC	10,349.0000 Shares		111,769.20
PEAPACK GLADSTONE FINL CO	4,551.0000 Shares		135,710.82
PEGASYS INC	2,908.0000 Shares		142,084.88
PENNYMAC FIN SVCS INC	3,311.0000 Shares		292,593.07
PERFORMANCE FOOD GROUP CO	3,321.0000 Shares		229,647.15
PINNACLE WEST CAPITAL COR	2,705.0000 Shares		194,327.20
PORTLAND GEN ELECTRIC CO	2,641.0000 Shares		114,460.94
PREFERRED BANK LOS ANGELE	3,494.0000 Shares		255,236.70
PROPETRO HLDGS CORP	17,617.0000 Shares		147,630.46
QORVO INC	2,540.0000 Shares		286,029.40
RALPH LAUREN CORP	1,681.0000 Shares		242,400.20
RANGE RESOURCES CORP	6,283.0000 Shares		191,254.52
SLM CORP	53,539.0000 Shares		1,023,665.68
SS&C TECH HLDGS INC	3,008.0000 Shares		183,818.88
HENRY SCHEIN INC	3,042.0000 Shares		230,309.82
SCIENCE APPLICATIONS INTL	4,023.0000 Shares		500,139.36
SELECT WATER SOLUTIONS IN	18,418.0000 Shares		139,792.62
SIMPLY GOOD FOODS CO	5,284.0000 Shares		209,246.40
SKYWORKS SOLUTIONS INC	1,209.0000 Shares		135,915.78
SOUTHSTATE CORP	4,912.0000 Shares		414,818.40
STRIDE INC	2,753.0000 Shares		163,445.61
TD SYNNEX CORP	5,678.0000 Shares		611,009.58
TEGNA INC	31,916.0000 Shares		488,314.80
TEMPUR SEALY INTL INC	9,135.0000 Shares		465,610.95
TEXTRON INC	5,192.0000 Shares		417,540.64
THOR INDU INC	1,670.0000 Shares		197,477.50
TIDEWATER INC	2,944.0000 Shares		212,291.84
TRINET GROUP INC	1,869.0000 Shares		222,280.17
US SILICA HLDGS INC	11,943.0000 Shares		135,075.33
US FOODS HLDGS CORP	9,056.0000 Shares		411,232.96
UNIVERSAL HEALTH SVCS INC	1,526.0000 Shares		232,623.44
VALMONT INDU INC	1,118.0000 Shares		261,064.18
VECTOR GROUP LTD	14,988.0000 Shares		169,064.64
VIPER ENERGY INC	13,567.0000 Shares		425,732.46

(d) cost: Investment is participant directed, therefore historical cost is not required.	22

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003
(a) (b)	(c)	(d)	(e)
Identity of issue, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
VIVID SEATS INC-CL A	27,311.0000 Shares		172,605.52
VOYA FIN INC	5,994.0000 Shares		437,322.24
WALKER & DUNLOP INC	2,190.0000 Shares		243,111.90
WEBSTER FIN	3,894.0000 Shares		197,659.44
WESCO INTL INC	4,839.0000 Shares		841,405.32
WESTERN ALLIANCE BANCORP	9,500.0000 Shares		625,005.00
WEX INC	1,038.0000 Shares		201,942.90
WINTR FIN CORP	5,015.0000 Shares		465,141.25
WORLD KINECT CORP	7,981.0000 Shares		181,807.18
ASSURED GUARANTY LTD	5,659.0000 Shares		423,462.97
ENERPLUS CORP	11,360.0000 Shares		174,262.40
ICON PLC	3,027.0000 Shares		856,852.89
EXPRO GROUP HLDGS NV	15,481.0000 Shares		246,457.52
SENSATA TECH HLDGS PLC	6,007.0000 Shares		225,682.99
ESSENT GROUP LTD	7,179.0000 Shares		378,620.46
PERRIGO CO PLC	2,741.0000 Shares		88,205.38
ELDORADO GOLD CORP	21,651.0000 Shares		280,813.47
WEATHERFORD INTL PLC	5,185.0000 Shares		507,248.55
NOBLE CORP PLC	8,531.0000 Shares		410,852.96
NOMAD FOODS LTD	12,513.0000 Shares		212,095.35
SHARKNINJA INC	3,341.0000 Shares		170,958.97
INTL GAME TECH PLC	1,656.0000 Shares		45,390.96
ACADIA HEALTHCARE CO INC	11,744.0000 Shares		913,213.44
ADVANCED DRAINAGE SYS INC	7,470.0000 Shares		1,050,580.80
ALARM.COM HLDGS INC	9,206.0000 Shares		594,891.72
AMICUS THERAPEUTICS INC	47,960.0000 Shares		680,552.40
AXON ENTERPRISE INC	4,466.0000 Shares		1,153,701.78
BWX TECH INC	17,666.0000 Shares		1,355,512.18
BIO TECHNE CORP	10,050.0000 Shares		775,458.00
BLUEPRINT MEDICINES CORP	7,770.0000 Shares		716,704.80
BRIGHT HORIZONS FAMILY SO	7,507.0000 Shares		707,459.68
BRINKS CO	10,103.0000 Shares		888,558.85
BUILDERS FIRSTSOURCE	5,020.0000 Shares		838,038.80
BURLINGTON STORES INC	2,510.0000 Shares		488,144.80
CF INDU HLDGS INC	9,420.0000 Shares		748,890.00
CARLYLE GROUP INC (THE)	31,090.0000 Shares		1,265,052.10
CASELLA WASTE SYS INC CL	8,710.0000 Shares		744,356.60
CERTARA INC	23,300.0000 Shares		409,847.00
CHARLES RIVER LABS INTL I	1,990.0000 Shares		470,436.00
CHART INDU INC	4,726.0000 Shares		644,295.58
CHEMED CORP	2,106.0000 Shares		1,231,483.50
CLEARWATER ANALYTICS HLDG	25,893.0000 Shares		518,636.79
COGNEX CORP	11,820.0000 Shares		493,366.80
CAMECO CORP	16,019.0000 Shares		690,418.90
CROWN HLDGS INC	9,535.0000 Shares		878,078.15
EVEREST GROUP LTD	1,550.0000 Shares		548,049.00
DYNATRACE INC	19,881.0000 Shares		1,087,291.89
ELF BEAUTY INC	8,400.0000 Shares		1,212,456.00
EAGLE MATERIALS INC	2,420.0000 Shares		490,872.80
ENCOMPASS HEALTH CORP	19,725.0000 Shares		1,316,052.00
ENTEGRIS INC	4,086.0000 Shares		489,584.52
EURONET WORLDWIDE INC	2,747.0000 Shares		278,793.03
EVOLENT HEALTH INC A	20,330.0000 Shares		671,499.90
EXLSVCS HLDGS INC	14,030.0000 Shares		432,825.50
FLYWIRE CORP	22,120.0000 Shares		512,078.00
FIVE BELOW INC	5,220.0000 Shares		1,112,695.20

(d) cost: Investment is participant directed, therefore historical cost is not required.	23

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003
(a) (b)	(c)	(d)	(e)
Identity of issue, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
FRESHPET INC	14,147.0000 Shares		1,227,393.72
GLOBUS MEDICAL INC	6,590.0000 Shares		351,181.10
GUIDEWIRE SOFTWARE INC	10,569.0000 Shares		1,152,443.76
HEALTHEQ INC	9,333.0000 Shares		618,777.90
HEICO CORP CL A	5,809.0000 Shares		827,433.96
INSMED INC	17,243.0000 Shares		534,360.57
INSPIRE MEDICAL SYS INC	3,397.0000 Shares		691,051.71
INSULET CORP	3,820.0000 Shares		828,863.60
KOSMOS ENERGY LTD	65,760.0000 Shares		441,249.60
LANCASTER COLONY CORP	6,164.0000 Shares		1,025,627.96
LATTICE SEMICONDUCTOR COR	5,980.0000 Shares		412,560.20
LIVE NATION ENTERTAINMENT	7,306.0000 Shares		683,841.60
MERCURY SYS INC	23,983.0000 Shares		877,058.31
MERIT MEDICAL SYS INC	13,280.0000 Shares		1,008,748.80
NATIONAL VISION HLDGS INC	36,171.0000 Shares		757,059.03
NEOGEN CORP	31,690.0000 Shares		637,285.90
NEW FORTRESS ENERGY INC	24,404.0000 Shares		920,762.92
NICE LTD SPON ADR	4,443.0000 Shares		886,422.93
NOVANTA INC	4,160.0000 Shares		700,585.60
PENUMBRA INC	3,994.0000 Shares		1,004,650.76
POOL CORP	2,990.0000 Shares		1,192,142.90
REGAL REXNORD CORP	2,610.0000 Shares		386,332.20
REPLIGEN	4,160.0000 Shares		747,968.00
REVOLVE GROUP INC	22,817.0000 Shares		378,305.86
SPS COMMERCE INC	2,370.0000 Shares		459,400.80
SHOALS TECH GROUP INC	20,941.0000 Shares		325,423.14
SITEONE LANDSCAPE SUPPLY	2,810.0000 Shares		456,625.00
SUPER MICRO COMPUTER INC	2,370.0000 Shares		673,696.20
TENABLE HLDGS INC	15,630.0000 Shares		719,917.80
TOPBUILD CORP	1,950.0000 Shares		729,807.00
TRADEWEB MARKETS INC A	8,362.0000 Shares		759,938.56
TREX CO INC	9,084.0000 Shares		752,064.36
TWIST BIOSCIENCE CORP	15,463.0000 Shares		569,966.18
TYLER TECH INC	2,190.0000 Shares		915,682.80
VARONIS SYS INC	13,470.0000 Shares		609,921.60
VIRTU FIN INC- CL A	27,127.0000 Shares		549,593.02
WESTERN ALLIANCE BANCORP	8,195.0000 Shares		539,149.05
WILLSCOT MOBILE MINI HLDG	8,530.0000 Shares		379,585.00
WHITECAP RESOURCES INC	61,080.0000 Shares		410,640.84
AMBARELLA INC	5,980.0000 Shares		366,514.20
TECHNIPFMC PLC	16,400.0000 Shares		330,296.00
FIRSTSVCS CORP	3,615.0000 Shares		585,955.35
NOBLE CORP PLC	8,340.0000 Shares		401,654.40
ABIOMED INC CVR	2,179.0000 Shares		6,057.62
ASCENDIS PHARMA AS SPON ADR	15,700.0000 Shares		1,977,415.00
AVANTOR INC	38,075.0000 Shares		869,252.25
AVERY DENNISON CORP	6,240.0000 Shares		1,261,478.40
AXCELIS TECH INC	3,040.0000 Shares		394,257.60
AXON ENTERPRISE INC	5,710.0000 Shares		1,475,064.30
BIO RAD LABS CL A	1,910.0000 Shares		616,719.90
BLUE OWL CAPITAL INC A	58,650.0000 Shares		873,885.00
BOOZ ALLEN HAMILTON HLDG	4,290.0000 Shares		548,733.90
BRIGHT HORIZONS FAMILY SO	8,850.0000 Shares		834,024.00
BUILDERS FIRSTSOURCE	10,230.0000 Shares		1,707,796.20
COMFORT SYS USA INC	3,210.0000 Shares		660,200.70
DECKERS OUTDOOR CORP	1,288.0000 Shares		860,937.84

(d) cost: Investment is participant directed, therefore historical cost is not required.	24

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003
(a) (b)	(c)	(d)	(e)
Identity of issue, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
DYNATRACE INC	16,830.0000 Shares		920,432.70
EAST WEST BANCORP INC	13,000.0000 Shares		935,350.00
FLYWIRE CORP	35,180.0000 Shares		814,417.00
F5 INC	4,800.0000 Shares		859,104.00
FIVE BELOW INC	5,295.0000 Shares		1,128,682.20
HARMONIC INC	21,090.0000 Shares		275,013.60
HEXCEL CORPORATION	10,430.0000 Shares		769,212.50
HUBBELL INC	4,000.0000 Shares		1,315,720.00
IDEX CORPORATION	4,660.0000 Shares		1,011,732.60
IMPINJ INC	4,090.0000 Shares		368,222.70
INSPIRE MEDICAL SYS INC	4,020.0000 Shares		817,788.60
INSULET CORP	5,330.0000 Shares		1,156,503.40
LPL FINL HLDGS INC	5,110.0000 Shares		1,163,138.20
LANTHEUS HLDGS INC	11,780.0000 Shares		730,360.00
LATTICE SEMICONDUCTOR COR	6,370.0000 Shares		439,466.30
LEGEND BIOTECH CORP SPON ADR	15,110.0000 Shares		909,168.70
LINCOLN ELECTRIC HLDGS IN	6,065.0000 Shares		1,318,894.90
M/I HOMES INC	9,790.0000 Shares		1,348,474.60
MKS INSTRUMENTS INC	2,860.0000 Shares		294,208.20
MACOM TECH SOLUTIONS HLDG	6,570.0000 Shares		610,681.50
MARQETA INC CL A	41,930.0000 Shares		292,671.40
MASIMO CORP	5,420.0000 Shares		635,278.20
NEUROCRINE BIOSCIENCES IN	8,480.0000 Shares		1,117,324.80
NICE LTD SPON ADR	4,945.0000 Shares		986,576.95
OKTA INC CL A	7,020.0000 Shares		635,520.60
OPTION CARE HEALTH INC	35,580.0000 Shares		1,198,690.20
OVINTIV INC	20,695.0000 Shares		908,924.40
PTC INC	6,960.0000 Shares		1,217,721.60
PAYLOCITY HLDGS CORP	6,625.0000 Shares		1,092,131.25
PERMIAN RESOURCES CORP CL	68,080.0000 Shares		925,888.00
PLEXUS CORP	4,250.0000 Shares		459,552.50
POOL CORP	1,780.0000 Shares		709,703.80
PURE STORAGE INC CL A	17,800.0000 Shares		634,748.00
RED ROCK RESORTS INC	19,950.0000 Shares		1,063,933.50
REGAL REXNORD CORP	3,650.0000 Shares		540,273.00
REPLIGEN	4,290.0000 Shares		771,342.00
ROCKET PHARMACEUTICALS IN	31,555.0000 Shares		945,703.35
SAIA INC	2,725.0000 Shares		1,194,149.50
SILICON MOTION TECH CORP ADR	5,830.0000 Shares		357,204.10
SMARTSHEET INC	15,740.0000 Shares		752,686.80
SUN COMMUNITIES INC—REI	8,270.0000 Shares		1,105,285.50
TAPESTRY INC	15,520.0000 Shares		571,291.20
TENABLE HLDGS INC	13,830.0000 Shares		637,009.80
TEXAS ROADHOUSE INC	7,130.0000 Shares		871,499.90
TRADEWEB MARKETS INC A	6,900.0000 Shares		627,072.00
TRANSUNION	8,295.0000 Shares		569,949.45
VAXCYTE INC	9,300.0000 Shares		584,040.00
VERTIV HLDGS CO	21,430.0000 Shares		1,029,282.90
WILLSCOT MOBILE MINI HLDG	24,045.0000 Shares		1,070,002.50
GENPACT LTD	23,010.0000 Shares		798,677.10
BRP INC	7,150.0000 Shares		512,583.50
MONDAY.COM LTD	4,460.0000 Shares		837,632.60

Total Common Stocks			642,501,202.94

Preferred Stocks
DR ING HC F PORSCHE AG PF	2,170.0000 Shares		191,406.16

(d) cost: Investment is participant directed, therefore historical cost is not required.	25

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	Total Preferred Stocks			191,406.16

	Notes Receivable
* /**	Participants	Participant Loans		34,624,462.92

				$2,956,176,331.55

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through December 2033.

(d) cost: Investment is participant directed, therefore historical cost is not required.	26

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN ADMINISTRATIVE COMMITTEE

(Administrator)

By:	/s/ Marla J. Langenhorst
Marla J. Langenhorst
Member of the Administrative Committee

June 25, 2024

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm